NO ACT

PE
12-2-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10013777

December 7, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-7-10

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Hewlett-Packard Company

Dear Ms. Goodman:

This is in regard to your letter dated December 2, 2010 concerning the shareholder proposal submitted by the Massachusetts Laborers' Pension Fund, the Tides Foundation, the Needmor Fund, and the Connecticut Retirement Plans and Trust Funds for inclusion in HP's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that HP therefore withdraws its November 12, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Barry McAnarney
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
Burlington, MA 01803-5201

Lauren Webster
Chief Financial Officer
Tides Foundation
The Presidio
P.O. Box 29903
San Francisco, CA 94129-0903

Daniel Stranahan
Chair – Investment Committee
The Needmor Fund

*** FISMA & OMB Memorandum M-07-16 ***

Howard G. Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

Client: C 38126-00456

December 2, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
Withdrawal of No-Action Request Regarding the Stockholder Proposal of Massachusetts Laborers' Pension Fund, et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On November 12, 2010, on behalf of our client, Hewlett-Packard Company (the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request") relating to the Company's ability to exclude from its proxy materials for its 2011 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") requesting that the Board of Directors of the Company initiate the appropriate process to amend the Company's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including certain features specified in the Proposal. The Proposal was submitted by the Massachusetts Laborers' Pension Fund, the Tides Foundation, the Needmor Fund, and the Connecticut Retirement Plans and Trust Funds (collectively, the "Proponents") pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended. The No-Action Request sets forth the basis for our view that the Proposal is excludable under Rule 14a-8(i)(10).

Enclosed is a letter from each Proponent confirming the withdrawal of the Proposal. *See* Exhibit A. Accordingly, in reliance on the letters attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, the Company's Vice President and Associate General Counsel, at (650) 857-3059.

Sincerely,



Amy L. Goodman
Enclosures

cc: David Ritenour, Hewlett-Packard Company
Jennifer O'Dell, Laborers International Union of North America
Barry McAmarney, Massachusetts Laborers' Pension Fund
Lauren Webster, Tides Foundation
Daniel Stranahan, Needmor Fund
Donald Kirshbaum, Connecticut Retirement Plans and Trust Funds
Timothy Smith, Walden Asset Management

100977427_1.DOC

GIBSON DUNN

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 22, 2010

Via Facsimile
650-857-5518

Mr. Michael Holston
Corporate Secretary
Hewlett-Packard Company
300 Hanover Street
Palo Alto, CA 94304

Dear Mr. Holston:

On behalf of the Massachusettes Laborers' Pension Fund ("Fund"), I hereby withdraw the shareholder proposal ("Proposal") submitted by the Fund for inclusion in the Hewlett-Packard Company ("Company") proxy statement as the Company has adopted the shareholder proposal.

Should you have any further questions, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359 or via email at jodell@liuna.org.

Sincerely,



Barry McArnarney
Executive Director

BCM/gdo

cc: Jennifer O'Dell



TIDES

November 30, 2010

Mr. Michael J. Holston
Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston:

We are pleased to withdraw our sponsorship of the shareholder resolution on succession planning which we sponsored along with the Massachusetts Laborers Pension Fund and State of Connecticut pension funds.

We are pleased we were able to come to an agreement on this important issue.

Sincerely,



Lauren Webster
Chief Financial Officer

Cc: Timothy Smith – Walden Asset Management

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t) 415.561.6400
f) 415.561.6401

www.tides.org

THE NEEDMOR FUND

November 30, 2010

Mr. Michael J. Holston
Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston:

We are pleased to withdraw our sponsorship of the shareholder resolution on succession planning which we sponsored along with the Massachusetts Laborers Pension Fund and State of Connecticut pension funds.

We are pleased we were able to come to an agreement on this important issue.

Sincerely,



Daniel Stranahan
Chair – Investment Committee

Cc: Timothy Smith, Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan
*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

November 23, 2010

Mr. Michael J. Holston
Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston:

The purpose of this letter is to withdraw the shareholder resolution co-filed by Connecticut Retirement Plans and Trust Funds ("CRPTF") on September 27, 2010 regarding succession planning. We are withdrawing our resolution in response to discussions with Paul Porrini which culminated with an e-mail we received from Lucille Salhany, Chair of Nominating and Governance Committee. We are pleased HP has modified Section XII of its Corporate Governance Guidelines to reflect agreed upon criteria to be used when assessing the qualifications for potential CEO successors and other approved changes, and will make broader disclosures on succession planning in the 2011 proxy.

We thank the Company for its attention to this matter and look forward to continued dialogue with the Hewlett-Packard.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

cc: Paul Porrini, Assistant General Counsel
Jennifer O'Dell, LIUNA
Timothy Smith, Walden Asset Management

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

Client: C 38126-00456

November 12, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
Stockholder Proposal of Massachusetts Laborers' Pension Fund, et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Massachusetts Laborers' Pension Fund, the Tides Foundation, the Needmor Fund, and the Connecticut Retirement Plans and Trust Funds (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved**: That the shareholders of Hewlett-Packard Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:
>
> - The Board of Directors will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") will on November 18, 2010 consider approving amendments to the Company's Corporate Governance Guidelines (the "Guidelines") to address the elements of the succession planning policy requested by the Proposal. In addition, the Company will report on its succession plan annually in the Company's proxy statement, beginning with the 2011 proxy statement. Together, these actions will substantially implement the Proposal, as discussed below. We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. We will notify the Staff supplementally to confirm that the Board has taken the action described in this no-action request.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

A. *Background.*

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

B. Analysis.

In connection with reviewing the Proposal, the Company reevaluated its discussion of succession planning in its Guidelines and determined to revise the Guidelines. As noted above, on November 18, 2010 the Board will consider amending the Guidelines to address the elements of the succession planning policy requested by the Proposal. In addition, the Company determined to report on its succession plan annually in the Company's proxy statement, beginning with the 2011 proxy statement. Accordingly, the revised Guidelines and proxy statement disclosure will substantially implement the Proposal for purposes of Rule 14a-8(i)(10). The revised Guidelines will implement the Proposal's essential objective of adopting and disclosing a written and detailed succession planning policy. Specifically, Board will consider amending the Guidelines to provide:

> XII. Succession Planning
>
> The Board plans for succession of the CEO and annually reviews senior management selection and succession planning that is undertaken by the HR and Compensation Committee. As part of this process, the independent directors annually review the HR and Compensation Committee's recommendation of candidates for senior management positions to see that qualified candidates are available for all positions and that development plans are being utilized to strengthen the skills and qualifications of the candidates. The criteria to be used when assessing the qualifications of potential CEO successors include, among others, strategic vision and leadership, operational excellence, financial management, executive officer leadership development, ability to motivate employees, and an ability to develop an effective working relationship with the Board.
>
> The Board maintains an emergency succession plan to address the unforeseen loss of the CEO through death, disability or another succession-related emergency. The emergency succession plan names an individual or individuals to act in an emergency situation and prescribes their powers. The emergency succession plan is reviewed by the Board at least annually and revised appropriately.

Thus, the revised Guidelines and proxy disclosure will implement the essential objective of the Proposal by addressing each element of the succession planning policy requested by the Proposal. The Proposal states that the Company's succession planning policy should include five specific features. First, the Proposal requests that "[t]he Board of Directors will review the [succession] plan annually." The revised Guidelines address this feature of the Proposal, in that they require the Board to "annually" review senior management succession planning, including for the Chief Executive Officer (the "CEO").

Second, the Proposal requests that "[t]he Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates." The revised Guidelines address this feature of the Proposal by articulating specific criteria to be used by the Board of Directors in its annual assessment of potential CEO successors, which criteria include "strategic vision and leadership, operational excellence, financial management, executive officer leadership development, ability to motivate employees, and an ability to develop an effective working relationship with the Board."

Third, the Proposal requests that "[t]he Board will identify and develop internal candidates." The revised Guidelines address this feature of the Proposal by providing that as part of the CEO succession evaluation process, the Board's independent directors will annually review candidates recommended for all senior management positions and will provide that development plans are being utilized to strengthen the skills and qualifications of these internal candidates.

Fourth, the Proposal requests that "[t]he Board...begin non-emergency CEO succession planning at least 3 years before an expected transition and...maintain an emergency succession plan that is reviewed annually." The revised Guidelines address this feature of the Proposal in that they provide that the Board will annually review both the emergency and non-emergency CEO succession plan. Further, the annual review provided for in the revised Guidelines ensures that non-emergency succession planning takes place less than three years before any expected transition.

Finally, the Proposal requests that "[t]he Board will annually produce a report on succession to shareholders" but does not specify the contents of the report. As discussed above, the Company will include more detailed disclosure regarding the CEO succession planning process and the senior management development and selection process in its 2011 proxy statement and in its subsequent annual proxy statements.

Accordingly, each element of the Proposal will be fully satisfied by the Company's actions. When a company has already acted favorably on an issue addressed in a stockholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its stockholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals where the company had already addressed the items requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *Allegheny Energy, Inc. (Premoshis)* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008). Moreover, in an analogous situation, the Staff has permitted exclusion of a proposal on substantially implemented grounds where a company informed the Staff in its no-action request that the information requested in a stockholder proposal would be included in an upcoming proxy statement. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 28, 2007) (concurring in the exclusion of a proposal under Rule 14a-8(i)(10) as substantially implemented where the proponent requested a report on the company's relationships with its compensation consultants and the company agreed to provide such disclosure in the upcoming proxy statement); *Honeywell International, Inc. (Service Employees International Union)* (avail. Feb. 21, 2007). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

We note that the situation is distinguishable from *Verizon Communications Inc.* (avail. Feb. 12, 2010), in which the Staff was unable to concur that a company's CEO succession planning policy substantially implemented a stockholder proposal. In *Verizon*, the Staff was unable to concur that the company could exclude a proposal calling for the company to adopt a CEO succession planning policy identical to the one set forth in the Proposal because the company's policy did not contain features identified in the proposal. Specifically, the company's policy did not (1) contain a formal assessment process, (2) provide a method of identifying and developing internal candidates, or (3) provide a mechanism for reporting on the procedures to its stockholders. The current circumstances are distinguishable from those in *Verizon*, however, as, upon the Board's adoption of the revised Guidelines, the Company will have addressed and implemented each specific feature of the succession planning policy set forth in the Proposal, as described above.

Accordingly, we believe that the Company's actions as well as the actions that the Board will consider on November 18, 2010, substantially implement the Proposal, and that the Proposal may be excluded from the 2011 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, the Company's Vice President and Associate General Counsel, at (650) 857-3059.

Sincerely,



Amy L. Goodman
Enclosures

cc: David Ritenour, Hewlett-Packard Company
Jennifer O'Dell, Laborers International Union of North America
Barry McAmarney, Massachusetts Laborers' Pension Fund
Lauren Webster, Tides Foundation
Daniel Stranahan, Needmor Fund
Donald Kirshbaum, Connecticut Retirement Plans and Trust Funds
Timothy Smith, Walden Asset Management

100969312_5.DOC

GIBSON DUNN

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
, BURLINGTON, MASSACHUSETTS 01803
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

August 11, 2010

Via Facsimile
650-857-5518

Mr. Michael Holston
Corporate Secretary
Hewlett-Packard Company
300 Hanover Street
Palo Alto, CA 94304

Dear Mr. Holston:

On behalf of the Massachusettes Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Hewlett-Packard Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 58,717 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry McAmarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of Hewlett-Packard Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*). The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.



Hewlett-Packard Company
3000 Hanover Street
Mail Stop 1050
Palo Alto, CA 94304-1112
www.hp.com

August 23, 2010

Via Overnight Mail

Barry McArnarney
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
Burlington, MA 01803

David Ritenour
Vice President and
Associate General Counsel
Tel +1 650 857 3059
Fax +1 650 857 4837
david.ritenour@hp.com

Dear Mr. McAmamey:

I am writing on behalf of Hewlett-Packard Company (the "Company"), which received on August 11, 2010 a stockholder proposal (the "Proposal") submitted on behalf of the Massachusetts Laborers' Pension Fund (the "Proponent") for consideration at the Company's 2011 Annual Meeting of Stockholders.

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, as of the date of this letter, we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated



forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at Hewlett-Packard Company, 3000 Hanover Street, Building 20B, Mail Stop 1050, Palo Alto, CA 94304. Alternatively, you may send your response to me via facsimile at (650) 857-4837.

If you have any questions with respect to the foregoing, please feel free to contact me at (650) 857-3059. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

David Ritenour

Enclosure

cc: Laborers' International Union of North
America Corporate Governance Project
c/o Jennifer O'Dell
905 16th Street, NW
Washington, DC 20006

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



STATE STREET.

Timothy Stone

Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
tstone@statestreet.com

telephone +1 617 985 9509
facsimile +1 617 769 6695

www.statestreet.com

Sent Via Fax 650-857-5518

August 26, 2010

Mr. Michael Holston
Corporate Secretary
Hewlett-Packard Company
300 Hanover Street
Palo Alto, CA 94304

Re: Certification of Shareholding in Hewlett-Packard Company <cusip 428236103> for MA Laborers Pension Fund

Dear Mr. Holston,

State Street Bank is the record holder for 58,717 shares of Hewlett-Packard Company ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to August 11, 2010, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Timothy Stone

cc: David Ritenour, Vice President and Associate General Counsel, Hewlett-Packard Company



TIDES

September 7, 2010

Mr. Michael J. Holston
Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston:

Tides Foundation holds 8,000 shares of Hewlett-Packard stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

We also believe that companies that are responsive to and leaders in corporate responsibility are promoting long term shareowner value as well as acting as a responsible corporate citizen. Hewlett-Packard has been an outstanding leader in corporate responsibility and sustainability reporting, one of the reasons we are pleased to be a long term owner of Hewlett-Packard shares.

However, it seems clear that Hewlett-Packard could be clearer and more transparent with investors about succession planning. We are confident that succession planning is a high priority for the Hewlett-Packard Board. However, while the Board immediately went to our CFO Ms. Lesjak to step in as our Interim CEO, it was unclear whether we had a clear succession plan in place and the Board did not dispel investor fears by presenting a summary of the process and steps to be taken.

In light of our concern about this vacuum, we are submitting the enclosed shareholder resolution which we hope will stimulate board review. We are pleased to work on a mutual agreement making the resolution unnecessary. Our investment manager, Walden Asset Management will be glad to be involved in any dialogue as well. We submit this resolution for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Hewlett-Packard shares. We have been a shareholder for more than one year and will hold at least $2,000 of Hewlett-Packard stock through the next annual meeting.

We enclose a proof of ownership letter from our custodian.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

TIDES FOUNDATION
The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401

www.tides.org

Timothy Smith is the key contact at Walden at 617-726-7155 (tsmith@bostontrust.com) Please copy correspondence both to me and Timothy Smith at Walden. We look forward to your response.

Sincerely,



Lauren Webster
Chief Financial Officer

Encl. Resolution Text, Proof of Ownership

Cc: Timothy Smith – Walden Asset Management

Succession Planning at Hewlett-Packard

Resolved: That the shareholders of Hewlett-Packard (the "Company") hereby request that the Board of Directors initiate the appropriate process to include in the Company's Corporate Governance guidelines and policies a written and detailed succession planning policy, including the following suggested features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position reflecting the Company's business strategy and using a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders omitting confidential information and produced at responsible expense.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. Many companies would say it is one of their top priorities. A recent study published by the National Association of Corporate Directors quoted a director of a large technology firm: "A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006).*

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well-defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well-defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

Our proposal is intended to have the board expand and publish a clear written policy containing specific best practices for succession planning in order to ensure a smooth transition in the event of a CEO's departure as we just experienced. Many companies have elements of a plan in place but have not adequately informed their investors of the process they are using and the basic elements of the plan.

While Hewlett-Packard's Corporate Governance Guidelines have two paragraphs on succession planning, it is very general and does not inform investors adequately about the robustness of Hewlett-Packard's succession planning efforts.

For example, the statement notes "the independent directors annually review the HR and Compensation Committee's recommendation of candidates for senior management positions to see that qualified candidates are available for all positions". In this transition period investors deserve much more detailed information.

We are confident Hewlett-Packard's Board is sensitive to these succession issues. However, it is important that shareowners be informed fully about the process our company has in place for succession planning, how often the Board reviews this issue for the CEO (and for other top executives as appropriate). This information was not available to shareholders after Mr. Hurd's dramatic resignation.



Boston Trust & Investment
Management Company

September 10, 2010

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Tides Foundation** through its Walden Asset Management division.

We are writing to verify that **Tides Foundation** currently owns **8,000** shares of **Hewlett-Packard Company** (Cusip **#428236103**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Tides Foundation** has beneficial ownership of at least $2,000 in market value of the voting securities of **Hewlett-Packard Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

THE NEEDMOR FUND

September 7, 2010

Mr. Michael J. Holston
Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston:

The Needmor Fund holds 1,200 shares of Hewlett-Packard stock. We believe that companies with a commitment to customers, employees, communities and the environment prosper long-term. We strongly believe, as we know you do, that good governance is essential for building shareholder value. It is in that same spirit that we request Hewlett-Packard's Board of Directors to publicly disclose our succession planning process.

Therefore, we are co-filing the enclosed shareholder proposal with the Tides Foundation for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Hewlett-Packard shares and will be pleased to provide proof of ownership upon request.

We have been a shareholder for more than one year, have held over $2,000 worth of Hewlett-Packard stock and will continue to hold the requisite number of shares through the 2011 stockholder's meeting.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Investment Committee

Cc: Timothy Smith

The Needmor Fund
c/o Daniel Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

Succession Planning at Hewlett-Packard

Resolved: That the shareholders of Hewlett-Packard (the "Company") hereby request that the Board of Directors initiate the appropriate process to include in the Company's Corporate Governance guidelines and policies a written and detailed succession planning policy, including the following suggested features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position reflecting the Company's business strategy and using a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders omitting confidential information and produced at responsible expense.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. Many companies would say it is one of their top priorities. A recent study published by the National Association of Corporate Directors quoted a director of a large technology firm: "A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*).

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well-defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well-defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

Our proposal is intended to have the board expand and publish a clear written policy containing specific best practices for succession planning in order to ensure a smooth transition in the event of a CEO's departure as we just experienced. Many companies have elements of a plan in place but have not adequately informed their investors of the process they are using and the basic elements of the plan.

While Hewlett-Packard's Corporate Governance Guidelines have two paragraphs on succession planning, it is very general and does not inform investors adequately about the robustness of Hewlett-Packard's succession planning efforts.

For example, the statement notes "the independent directors annually review the HR and Compensation Committee's recommendation of candidates for senior management positions to see that qualified candidates are available for all positions". In this transition period investors deserve much more detailed information.

We are confident Hewlett-Packard's Board is sensitive to these succession issues. However, it is important that shareowners be informed fully about the process our company has in place for succession planning, how often the Board reviews this issue for the CEO (and for other top executives as appropriate). This information was not available to shareholders after Mr. Hurd's dramatic resignation.

The Wealth Management Group
50 South LaSalle Street
Chicago, Illinois 60603
(312) 444-3274



Northern Trust

September 10, 2010

To Whom It May Concern:

The Northern Trust Company acts as custodian for The Needmor Fund with Boston Trust as the manager for this portfolio.

We are writing to verify that The Needmor Fund currently owns 1,200 shares of **Hewlett-Packard Co.** We confirm that The Needmor Fund has beneficial ownership of at least $2,000 in market value of the voting securities of **Hewlett-Packard Co.**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Jean Bianchi

Jean Bianchi
Account Administrator
& Second Vice President



DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

September 15, 2010

Mr. Michael J. Holston
Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by Needmor Fund - a copy of the resolution is attached.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder for the minimum number of shares required of your company for the past year. Furthermore, as of September 13, 2010, the CRPTF held 1,478,519 shares of Hewlett-Packard stock valued at approximately $39,868,334. The CRPTF will continue to hold Hewlett-Packard shares through the annual meeting.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164 if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

cc: Daniel, Stranahan, Needmor Fund
Timothy Smith, Walden Asset Management

RECEIVED
SEP 17 2010
Office of the General Counsel


STATE OF CONNECTICUT
TREASURER'S OFFICE

Succession Planning at Hewlett-Packard

Resolved: That the shareholders of Hewlett-Packard (the "Company") hereby request that the Board of Directors initiate the appropriate process to include in the Company's Corporate Governance guidelines and policies a written and detailed succession planning policy, including the following suggested features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position reflecting the Company's business strategy and using a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders omitting confidential information and produced at responsible expense.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. Many companies would say it is one of their top priorities. A recent study published by the National Association of Corporate Directors quoted a director of a large technology firm: "A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006).*

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well-defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well-defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

Our proposal is intended to have the board expand and publish a clear written policy containing specific best practices for succession planning in order to ensure a smooth transition in the event of a CEO's departure as we just experienced. Many companies have elements of a plan in place but have not adequately informed their investors of the process they are using and the basic elements of the plan.

While Hewlett-Packard's Corporate Governance Guidelines have two paragraphs on succession planning, it is very general and does not inform investors adequately about the robustness of Hewlett-Packard's succession planning efforts.

For example, the statement notes "the independent directors annually review the HR and Compensation Committee's recommendation of candidates for senior management positions to see that qualified candidates are available for all positions". In this transition period investors deserve much more detailed information.

We are confident Hewlett-Packard's Board is sensitive to these succession issues. However, it is important that shareowners be informed fully about the process our company has in place for succession planning, how often the Board reviews this issue for the CEO (and for other top executives as appropriate). This information was not available to shareholders after Mr. Hurd's dramatic resignation.



TIDES

September 27, 2010

Mr. Michael J. Holston
Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston,

As you know, the Tides Foundation submitted a shareholder proposal on succession planning with Hewlett-Packard Company in September.

We understand that the Massachusetts Laborers Pension Fund filed a proposal on the same subject matter in August.

Thus our proposal overlaps with the Laborers and is not necessary to focus the attention of the management and Board on expanded transparency on succession planning.

We are therefore withdrawing our resolution and will submit a separate letter co-filing the Laborers succession planning proposal.

Sincerely,



Lauren Webster
Chief Financial Officer

Cc: Timothy Smith, Walden Asset Management
Richard Metcalfe, Massachusetts Laborers Pension Fund
Don Kirshbaum, Office of the Treasurer, State of Connecticut

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401

www.tides.org



TIDES

September 27, 2010

Mr. Michael J. Holston
Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston:

Tides Foundation holds 8,000 shares of Hewlett-Packard stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

We also believe that companies that are responsive to and leaders in corporate responsibility are promoting long term shareowner value as well as acting as a responsible corporate citizen. Hewlett-Packard has been an outstanding leader in corporate responsibility and sustainability reporting, one of the reasons we are pleased to be a long term owner of Hewlett-Packard shares.

However, it seems clear that Hewlett-Packard could be clearer and more transparent with investors about succession planning. We are confident that succession planning is a high priority for the Hewlett-Packard Board. However, while the Board immediately went to our CFO Ms. Lesjak to step in as our Interim CEO, it was unclear whether we had a clear succession plan in place and the Board did not dispel investor fears by presenting a summary of the process and steps to be taken.

In light of our concern about this vacuum, we are submitting the enclosed shareholder resolution as co-filers with the Massachusetts Laborers Pension Fund as the primary filer which we hope will stimulate board review. We are pleased to work on a mutual agreement making the resolution unnecessary. Our investment manager, Walden Asset Management will be glad to be involved in any dialogue as well. We submit this resolution for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Hewlett-Packard shares. We have been a shareholder for more than one year and will hold at least $2,000 of Hewlett-Packard stock through the next annual meeting.

We enclose a proof of ownership letter from our custodian.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

TIDES FOUNDATION
The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401
www.tides.org

Timothy Smith is the key contact at Walden at 617-726-7155 (tsmith@bostontrust.com) Please copy correspondence both to me and Timothy Smith at Walden. We look forward to your response.

Sincerely,



Lauren Webster
Chief Financial Officer

Encl. Resolution Text, Proof of Ownership

Cc: Timothy Smith – Walden Asset Management

Resolved: That the shareholders of Hewlett-Packard Company. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006).* The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.

THE NEEDMOR FUND

September 27, 2010

Mr. Michael J. Holston
Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston:

As you know, the Needmor Fund submitted a shareholder proposal on succession planning with Hewlett-Packard Company in September.

We understand that the Massachusetts Laborers Pension Fund filed a proposal on the same subject matter in August.

Thus our proposal overlaps with the Laborers and is not necessary to focus the attention of the management and Board on expanded transparency on succession planning.

We are therefore withdrawing our resolution and will submit a separate letter co-filing the Laborers succession planning proposal.

Sincerely,



Daniel Stranahan
Chair – Investment Committee

Cc: Timothy Smith, Walden Asset Management
Richard Metcalfe, Massachusetts Laborers Pension Fund
Don Kirshbaum, Office of the Treasurer, State of Connecticut

The Needmor Fund
c/o Daniel Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

THE NEEDMOR FUND

September 27, 2010

Mr. Michael J. Holston
Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304-1185

Dear Mr. Holston:

The Needmor Fund holds 1,200 shares of Hewlett-Packard stock. We believe that companies with a commitment to customers, employees, communities and the environment prosper long-term. We strongly believe, as we know you do, that good governance is essential for building shareholder value. It is in that same spirit that we request Hewlett-Packard's Board of Directors to publicly disclose our succession planning process.

Therefore, we are co-filing the enclosed shareholder proposal with the Massachusetts Laborers Pension Fund for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Hewlett-Packard shares and have provided proof of ownership.

As you know from our earlier letter, we have been a shareholder for more than one year, have held over $2,000 worth of Hewlett-Packard stock and will continue to hold the requisite number of shares through the 2011 stockholder's meeting.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Investment Committee

Cc: Timothy Smith

The Needmor Fund
c/o Daniel Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

Resolved: That the shareholders of Hewlett-Packard Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006)*. The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.